Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

September 23, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 23, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from SSGA Active Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

SPDR SSGA My2026 Corporate Bond ETF

SPDR SSGA My2026 Municipal Bond ETF

SPDR SSGA My2027 Corporate Bond ETF

SPDR SSGA My2027 Municipal Bond ETF

SPDR SSGA My2028 Corporate Bond ETF

SPDR SSGA My2028 Municipal Bond ETF

SPDR SSGA My2029 Corporate Bond ETF

SPDR SSGA My2029 Municipal Bond ETF

SPDR SSGA My2030 Corporate Bond ETF

SPDR SSGA My2030 Municipal Bond ETF

SPDR SSGA My2031 Corporate Bond ETF

SPDR SSGA My2032 Corporate Bond ETF

SPDR SSGA My2033 Corporate Bond ETF

SPDR SSGA My2034 Corporate Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850